UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ICAGEN, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

45104P104
(CUSIP Number)

January 2, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45104P104
1	NAME OF REPORTING PERSON: Patrick P. Walker I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 0*
	6	SHARED VOTING POWER: 1,417,696*
	7	SOLE DISPOSITIVE POWER: 0*
	8	SHARED DISPOSITIVE POWER: 1,417,696*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,417,696*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.4%*
12	TYPE OF REPORTING PERSON IN

* Based on information set forth on the Form 10-Q of Icagen, Inc. (the “Company”) as filed with the Securities and Exchange Commission on November 5, 2007, there were 40,733,948 shares of common stock, par value $0.001 per share (the “Shares”), of the Company issued and outstanding as of October 31, 2007. As of January 2, 2008 (the “Reporting Date”), SRB Greenway Capital, L.P. (“SRBGC”), SRB Greenway Capital (Q.P.), L.P. (“SRBQP”) and SRB Greenway Offshore Operating Fund, L.P. (“SRB Offshore,” and together with SRBGC and SRBQP, the “Greenway Funds”) held in the aggregate 1,464,410 Shares and warrants to purchase up to 737,487 Shares. SRB Management, L.P. (“SRB Management”) is the general partner of SRBGC, SRBQP and SRB Offshore. BC Advisors, LLC (“BCA”) is the general partner of SRB Management. Mr. Steven R. Becker is the sole principal of BCA. As a result, Mr. Becker possesses the sole power to vote and to direct the disposition of the Shares held by the Funds. In addition, as of the Reporting Date, Mr. Becker held 140,474 Shares and warrants to purchase up to 49,165 Shares. In addition, as of the Reporting Date, Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and together with WSC, WSCQP and WS International, the “WS Funds”) held in the aggregate 976,140 Shares and warrants to purchase up to 491,658 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP and the investment manager for WS International and HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Messrs. Reid S. Walker and G. Stacy Smith are principals of WS Capital. Additionally, as of the Reporting Date, WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") held in the aggregate 926,039 Shares and warrants to purchase up to 491,657 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Messrs. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Mr. Steven R. Becker may be deemed to beneficially own 2,391,536 Shares, or approximately 5.8% of the Shares deemed issued and outstanding as of the Reporting Date, (ii) Messrs. Reid S. Walker and G. Stacy Smith may be deemed to beneficially own 2,885,494 Shares, or approximately 6.9% of the Shares deemed issued and outstanding as of the Reporting Date, (iii) WS Capital and WSC Management may be deemed to beneficially own 1,467,798 Shares, or approximately 3.6% of the Shares deemed issued and outstanding as of the Reporting Date, and (iv) WSVM, WSV, and Mr. Patrick P. Walker may be deemed to beneficially own 1,417,696 Shares, or approximately 3.4% of the Shares deemed issued and outstanding as of the Reporting Date.

CUSIP No. 45104P104
1	NAME OF REPORTING PERSON: Reid S. Walker I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 0*
	6	SHARED VOTING POWER: 2,885,494*
	7	SOLE DISPOSITIVE POWER: 0*
	8	SHARED DISPOSITIVE POWER: 2,885,494*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,885,494*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.9%*
12	TYPE OF REPORTING PERSON IN

* Based on information set forth on the Form 10-Q of Icagen, Inc. (the “Company”) as filed with the Securities and Exchange Commission on November 5, 2007, there were 40,733,948 shares of common stock, par value $0.001 per share (the “Shares”), of the Company issued and outstanding as of October 31, 2007. As of January 2, 2008 (the “Reporting Date”), SRB Greenway Capital, L.P. (“SRBGC”), SRB Greenway Capital (Q.P.), L.P. (“SRBQP”) and SRB Greenway Offshore Operating Fund, L.P. (“SRB Offshore,” and together with SRBGC and SRBQP, the “Greenway Funds”) held in the aggregate 1,464,410 Shares and warrants to purchase up to 737,487 Shares. SRB Management, L.P. (“SRB Management”) is the general partner of SRBGC, SRBQP and SRB Offshore. BC Advisors, LLC (“BCA”) is the general partner of SRB Management. Mr. Steven R. Becker is the sole principal of BCA. As a result, Mr. Becker possesses the sole power to vote and to direct the disposition of the Shares held by the Funds. In addition, as of the Reporting Date, Mr. Becker held 140,474 Shares and warrants to purchase up to 49,165 Shares. In addition, as of the Reporting Date, Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and together with WSC, WSCQP and WS International, the “WS Funds”) held in the aggregate 976,140 Shares and warrants to purchase up to 491,658 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP and the investment manager for WS International and HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Messrs. Reid S. Walker and G. Stacy Smith are principals of WS Capital. Additionally, as of the Reporting Date, WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") held in the aggregate 926,039 Shares and warrants to purchase up to 491,657 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Messrs. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Mr. Steven R. Becker may be deemed to beneficially own 2,391,536 Shares, or approximately 5.8% of the Shares deemed issued and outstanding as of the Reporting Date, (ii) Messrs. Reid S. Walker and G. Stacy Smith may be deemed to beneficially own 2,885,494 Shares, or approximately 6.9% of the Shares deemed issued and outstanding as of the Reporting Date, (iii) WS Capital and WSC Management may be deemed to beneficially own 1,467,798 Shares, or approximately 3.6% of the Shares deemed issued and outstanding as of the Reporting Date, and (iv) WSVM, WSV, and Mr. Patrick P. Walker may be deemed to beneficially own 1,417,696 Shares, or approximately 3.4% of the Shares deemed issued and outstanding as of the Reporting Date.

CUSIP No. 45104P104
1	NAME OF REPORTING PERSON: G. Stacy Smith I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 0*
	6	SHARED VOTING POWER: 2,885,494*
	7	SOLE DISPOSITIVE POWER: 0*
	8	SHARED DISPOSITIVE POWER: 2,885,494*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,885,494*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.9%*
12	TYPE OF REPORTING PERSON IN

* Based on information set forth on the Form 10-Q of Icagen, Inc. (the “Company”) as filed with the Securities and Exchange Commission on November 5, 2007, there were 40,733,948 shares of common stock, par value $0.001 per share (the “Shares”), of the Company issued and outstanding as of October 31, 2007. As of January 2, 2008 (the “Reporting Date”), SRB Greenway Capital, L.P. (“SRBGC”), SRB Greenway Capital (Q.P.), L.P. (“SRBQP”) and SRB Greenway Offshore Operating Fund, L.P. (“SRB Offshore,” and together with SRBGC and SRBQP, the “Greenway Funds”) held in the aggregate 1,464,410 Shares and warrants to purchase up to 737,487 Shares. SRB Management, L.P. (“SRB Management”) is the general partner of SRBGC, SRBQP and SRB Offshore. BC Advisors, LLC (“BCA”) is the general partner of SRB Management. Mr. Steven R. Becker is the sole principal of BCA. As a result, Mr. Becker possesses the sole power to vote and to direct the disposition of the Shares held by the Funds. In addition, as of the Reporting Date, Mr. Becker held 140,474 Shares and warrants to purchase up to 49,165 Shares. In addition, as of the Reporting Date, Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and together with WSC, WSCQP and WS International, the “WS Funds”) held in the aggregate 976,140 Shares and warrants to purchase up to 491,658 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP and the investment manager for WS International and HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Messrs. Reid S. Walker and G. Stacy Smith are principals of WS Capital. Additionally, as of the Reporting Date, WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") held in the aggregate 926,039 Shares and warrants to purchase up to 491,657 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Messrs. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Mr. Steven R. Becker may be deemed to beneficially own 2,391,536 Shares, or approximately 5.8% of the Shares deemed issued and outstanding as of the Reporting Date, (ii) Messrs. Reid S. Walker and G. Stacy Smith may be deemed to beneficially own 2,885,494 Shares, or approximately 6.9% of the Shares deemed issued and outstanding as of the Reporting Date, (iii) WS Capital and WSC Management may be deemed to beneficially own 1,467,798 Shares, or approximately 3.6% of the Shares deemed issued and outstanding as of the Reporting Date, and (iv) WSVM, WSV, and Mr. Patrick P. Walker may be deemed to beneficially own 1,417,696 Shares, or approximately 3.4% of the Shares deemed issued and outstanding as of the Reporting Date.

CUSIP No. 45104P104
1	NAME OF REPORTING PERSON: WS Capital, L.L.C. I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 0*
	6	SHARED VOTING POWER: 1,467,798*
	7	SOLE DISPOSITIVE POWER: 0*
	8	SHARED DISPOSITIVE POWER: 1,467,798*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,467,798*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.6%*
12	TYPE OF REPORTING PERSON HC/OO

* Based on information set forth on the Form 10-Q of Icagen, Inc. (the “Company”) as filed with the Securities and Exchange Commission on November 5, 2007, there were 40,733,948 shares of common stock, par value $0.001 per share (the “Shares”), of the Company issued and outstanding as of October 31, 2007. As of January 2, 2008 (the “Reporting Date”), SRB Greenway Capital, L.P. (“SRBGC”), SRB Greenway Capital (Q.P.), L.P. (“SRBQP”) and SRB Greenway Offshore Operating Fund, L.P. (“SRB Offshore,” and together with SRBGC and SRBQP, the “Greenway Funds”) held in the aggregate 1,464,410 Shares and warrants to purchase up to 737,487 Shares. SRB Management, L.P. (“SRB Management”) is the general partner of SRBGC, SRBQP and SRB Offshore. BC Advisors, LLC (“BCA”) is the general partner of SRB Management. Mr. Steven R. Becker is the sole principal of BCA. As a result, Mr. Becker possesses the sole power to vote and to direct the disposition of the Shares held by the Funds. In addition, as of the Reporting Date, Mr. Becker held 140,474 Shares and warrants to purchase up to 49,165 Shares. In addition, as of the Reporting Date, Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and together with WSC, WSCQP and WS International, the “WS Funds”) held in the aggregate 976,140 Shares and warrants to purchase up to 491,658 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP and the investment manager for WS International and HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Messrs. Reid S. Walker and G. Stacy Smith are principals of WS Capital. Additionally, as of the Reporting Date, WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") held in the aggregate 926,039 Shares and warrants to purchase up to 491,657 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Messrs. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Mr. Steven R. Becker may be deemed to beneficially own 2,391,536 Shares, or approximately 5.8% of the Shares deemed issued and outstanding as of the Reporting Date, (ii) Messrs. Reid S. Walker and G. Stacy Smith may be deemed to beneficially own 2,885,494 Shares, or approximately 6.9% of the Shares deemed issued and outstanding as of the Reporting Date, (iii) WS Capital and WSC Management may be deemed to beneficially own 1,467,798 Shares, or approximately 3.6% of the Shares deemed issued and outstanding as of the Reporting Date, and (iv) WSVM, WSV, and Mr. Patrick P. Walker may be deemed to beneficially own 1,417,696 Shares, or approximately 3.4% of the Shares deemed issued and outstanding as of the Reporting Date.

CUSIP No. 45104P104
1	NAME OF REPORTING PERSON: WS Capital Management, L.P. I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 0*
	6	SHARED VOTING POWER: 1,467,798*
	7	SOLE DISPOSITIVE POWER: 0*
	8	SHARED DISPOSITIVE POWER: 1,467,798*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,467,798*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.6%*
12	TYPE OF REPORTING PERSON IA/PN

* Based on information set forth on the Form 10-Q of Icagen, Inc. (the “Company”) as filed with the Securities and Exchange Commission on November 5, 2007, there were 40,733,948 shares of common stock, par value $0.001 per share (the “Shares”), of the Company issued and outstanding as of October 31, 2007. As of January 2, 2008 (the “Reporting Date”), SRB Greenway Capital, L.P. (“SRBGC”), SRB Greenway Capital (Q.P.), L.P. (“SRBQP”) and SRB Greenway Offshore Operating Fund, L.P. (“SRB Offshore,” and together with SRBGC and SRBQP, the “Greenway Funds”) held in the aggregate 1,464,410 Shares and warrants to purchase up to 737,487 Shares. SRB Management, L.P. (“SRB Management”) is the general partner of SRBGC, SRBQP and SRB Offshore. BC Advisors, LLC (“BCA”) is the general partner of SRB Management. Mr. Steven R. Becker is the sole principal of BCA. As a result, Mr. Becker possesses the sole power to vote and to direct the disposition of the Shares held by the Funds. In addition, as of the Reporting Date, Mr. Becker held 140,474 Shares and warrants to purchase up to 49,165 Shares. In addition, as of the Reporting Date, Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and together with WSC, WSCQP and WS International, the “WS Funds”) held in the aggregate 976,140 Shares and warrants to purchase up to 491,658 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP and the investment manager for WS International and HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Messrs. Reid S. Walker and G. Stacy Smith are principals of WS Capital. Additionally, as of the Reporting Date, WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") held in the aggregate 926,039 Shares and warrants to purchase up to 491,657 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Messrs. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Mr. Steven R. Becker may be deemed to beneficially own 2,391,536 Shares, or approximately 5.8% of the Shares deemed issued and outstanding as of the Reporting Date, (ii) Messrs. Reid S. Walker and G. Stacy Smith may be deemed to beneficially own 2,885,494 Shares, or approximately 6.9% of the Shares deemed issued and outstanding as of the Reporting Date, (iii) WS Capital and WSC Management may be deemed to beneficially own 1,467,798 Shares, or approximately 3.6% of the Shares deemed issued and outstanding as of the Reporting Date, and (iv) WSVM, WSV, and Mr. Patrick P. Walker may be deemed to beneficially own 1,417,696 Shares, or approximately 3.4% of the Shares deemed issued and outstanding as of the Reporting Date.

CUSIP No. 45104P104
1	NAME OF REPORTING PERSON: WSV Management, L.L.C. I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 0*
	6	SHARED VOTING POWER: 1,417,696*
	7	SOLE DISPOSITIVE POWER: 0*
	8	SHARED DISPOSITIVE POWER: 1,417,696*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,417,696*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.4%*
12	TYPE OF REPORTING PERSON HC/OO

* Based on information set forth on the Form 10-Q of Icagen, Inc. (the “Company”) as filed with the Securities and Exchange Commission on November 5, 2007, there were 40,733,948 shares of common stock, par value $0.001 per share (the “Shares”), of the Company issued and outstanding as of October 31, 2007. As of January 2, 2008 (the “Reporting Date”), SRB Greenway Capital, L.P. (“SRBGC”), SRB Greenway Capital (Q.P.), L.P. (“SRBQP”) and SRB Greenway Offshore Operating Fund, L.P. (“SRB Offshore,” and together with SRBGC and SRBQP, the “Greenway Funds”) held in the aggregate 1,464,410 Shares and warrants to purchase up to 737,487 Shares. SRB Management, L.P. (“SRB Management”) is the general partner of SRBGC, SRBQP and SRB Offshore. BC Advisors, LLC (“BCA”) is the general partner of SRB Management. Mr. Steven R. Becker is the sole principal of BCA. As a result, Mr. Becker possesses the sole power to vote and to direct the disposition of the Shares held by the Funds. In addition, as of the Reporting Date, Mr. Becker held 140,474 Shares and warrants to purchase up to 49,165 Shares. In addition, as of the Reporting Date, Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and together with WSC, WSCQP and WS International, the “WS Funds”) held in the aggregate 976,140 Shares and warrants to purchase up to 491,658 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP and the investment manager for WS International and HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Messrs. Reid S. Walker and G. Stacy Smith are principals of WS Capital. Additionally, as of the Reporting Date, WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") held in the aggregate 926,039 Shares and warrants to purchase up to 491,657 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Messrs. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Mr. Steven R. Becker may be deemed to beneficially own 2,391,536 Shares, or approximately 5.8% of the Shares deemed issued and outstanding as of the Reporting Date, (ii) Messrs. Reid S. Walker and G. Stacy Smith may be deemed to beneficially own 2,885,494 Shares, or approximately 6.9% of the Shares deemed issued and outstanding as of the Reporting Date, (iii) WS Capital and WSC Management may be deemed to beneficially own 1,467,798 Shares, or approximately 3.6% of the Shares deemed issued and outstanding as of the Reporting Date, and (iv) WSVM, WSV, and Mr. Patrick P. Walker may be deemed to beneficially own 1,417,696 Shares, or approximately 3.4% of the Shares deemed issued and outstanding as of the Reporting Date.

CUSIP No. 45104P104
1	NAME OF REPORTING PERSON: WS Ventures Management, L.P. I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 0*
	6	SHARED VOTING POWER: 1,417,696*
	7	SOLE DISPOSITIVE POWER: 0*
	8	SHARED DISPOSITIVE POWER: 1,417,696*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,417,696*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.4%*
12	TYPE OF REPORTING PERSON IA/PN

* Based on information set forth on the Form 10-Q of Icagen, Inc. (the “Company”) as filed with the Securities and Exchange Commission on November 5, 2007, there were 40,733,948 shares of common stock, par value $0.001 per share (the “Shares”), of the Company issued and outstanding as of October 31, 2007. As of January 2, 2008 (the “Reporting Date”), SRB Greenway Capital, L.P. (“SRBGC”), SRB Greenway Capital (Q.P.), L.P. (“SRBQP”) and SRB Greenway Offshore Operating Fund, L.P. (“SRB Offshore,” and together with SRBGC and SRBQP, the “Greenway Funds”) held in the aggregate 1,464,410 Shares and warrants to purchase up to 737,487 Shares. SRB Management, L.P. (“SRB Management”) is the general partner of SRBGC, SRBQP and SRB Offshore. BC Advisors, LLC (“BCA”) is the general partner of SRB Management. Mr. Steven R. Becker is the sole principal of BCA. As a result, Mr. Becker possesses the sole power to vote and to direct the disposition of the Shares held by the Funds. In addition, as of the Reporting Date, Mr. Becker held 140,474 Shares and warrants to purchase up to 49,165 Shares. In addition, as of the Reporting Date, Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and together with WSC, WSCQP and WS International, the “WS Funds”) held in the aggregate 976,140 Shares and warrants to purchase up to 491,658 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP and the investment manager for WS International and HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Messrs. Reid S. Walker and G. Stacy Smith are principals of WS Capital. Additionally, as of the Reporting Date, WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") held in the aggregate 926,039 Shares and warrants to purchase up to 491,657 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Messrs. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Mr. Steven R. Becker may be deemed to beneficially own 2,391,536 Shares, or approximately 5.8% of the Shares deemed issued and outstanding as of the Reporting Date, (ii) Messrs. Reid S. Walker and G. Stacy Smith may be deemed to beneficially own 2,885,494 Shares, or approximately 6.9% of the Shares deemed issued and outstanding as of the Reporting Date, (iii) WS Capital and WSC Management may be deemed to beneficially own 1,467,798 Shares, or approximately 3.6% of the Shares deemed issued and outstanding as of the Reporting Date, and (iv) WSVM, WSV, and Mr. Patrick P. Walker may be deemed to beneficially own 1,417,696 Shares, or approximately 3.4% of the Shares deemed issued and outstanding as of the Reporting Date.

CUSIP No. 45104P104
1	NAME OF REPORTING PERSON: Steven R. Becker I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 2,391,536*
	6	SHARED VOTING POWER: 0
	7	SOLE DISPOSITIVE POWER: 2,391,536*
	8	SHARED DISPOSITIVE POWER: 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,391,536*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%*
12	TYPE OF REPORTING PERSON IN

* Based on information set forth on the Form 10-Q of Icagen, Inc. (the “Company”) as filed with the Securities and Exchange Commission on November 5, 2007, there were 40,733,948 shares of common stock, par value $0.001 per share (the “Shares”), of the Company issued and outstanding as of October 31, 2007. As of January 2, 2008 (the “Reporting Date”), SRB Greenway Capital, L.P. (“SRBGC”), SRB Greenway Capital (Q.P.), L.P. (“SRBQP”) and SRB Greenway Offshore Operating Fund, L.P. (“SRB Offshore,” and together with SRBGC and SRBQP, the “Greenway Funds”) held in the aggregate 1,464,410 Shares and warrants to purchase up to 737,487 Shares. SRB Management, L.P. (“SRB Management”) is the general partner of SRBGC, SRBQP and SRB Offshore. BC Advisors, LLC (“BCA”) is the general partner of SRB Management. Mr. Steven R. Becker is the sole principal of BCA. As a result, Mr. Becker possesses the sole power to vote and to direct the disposition of the Shares held by the Funds. In addition, as of the Reporting Date, Mr. Becker held 140,474 Shares and warrants to purchase up to 49,165 Shares. In addition, as of the Reporting Date, Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and together with WSC, WSCQP and WS International, the “WS Funds”) held in the aggregate 976,140 Shares and warrants to purchase up to 491,658 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP and the investment manager for WS International and HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Messrs. Reid S. Walker and G. Stacy Smith are principals of WS Capital. Additionally, as of the Reporting Date, WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") held in the aggregate 926,039 Shares and warrants to purchase up to 491,657 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Messrs. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Mr. Steven R. Becker may be deemed to beneficially own 2,391,536 Shares, or approximately 5.8% of the Shares deemed issued and outstanding as of the Reporting Date, (ii) Messrs. Reid S. Walker and G. Stacy Smith may be deemed to beneficially own 2,885,494 Shares, or approximately 6.9% of the Shares deemed issued and outstanding as of the Reporting Date, (iii) WS Capital and WSC Management may be deemed to beneficially own 1,467,798 Shares, or approximately 3.6% of the Shares deemed issued and outstanding as of the Reporting Date, and (iv) WSVM, WSV, and Mr. Patrick P. Walker may be deemed to beneficially own 1,417,696 Shares, or approximately 3.4% of the Shares deemed issued and outstanding as of the Reporting Date.

CUSIP No. 45104P104
1	NAME OF REPORTING PERSON: BC Advisors, LLC I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 0*
	6	SHARED VOTING POWER: 0*
	7	SOLE DISPOSITIVE POWER: 0*
	8	SHARED DISPOSITIVE POWER: 0*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%*
12	TYPE OF REPORTING PERSON HC/OO

* Based on information set forth on the Form 10-Q of Icagen, Inc. (the “Company”) as filed with the Securities and Exchange Commission on November 5, 2007, there were 40,733,948 shares of common stock, par value $0.001 per share (the “Shares”), of the Company issued and outstanding as of October 31, 2007. As of January 2, 2008 (the “Reporting Date”), SRB Greenway Capital, L.P. (“SRBGC”), SRB Greenway Capital (Q.P.), L.P. (“SRBQP”) and SRB Greenway Offshore Operating Fund, L.P. (“SRB Offshore,” and together with SRBGC and SRBQP, the “Greenway Funds”) held in the aggregate 1,464,410 Shares and warrants to purchase up to 737,487 Shares. SRB Management, L.P. (“SRB Management”) is the general partner of SRBGC, SRBQP and SRB Offshore. BC Advisors, LLC (“BCA”) is the general partner of SRB Management. Mr. Steven R. Becker is the sole principal of BCA. As a result, Mr. Becker possesses the sole power to vote and to direct the disposition of the Shares held by the Funds. In addition, as of the Reporting Date, Mr. Becker held 140,474 Shares and warrants to purchase up to 49,165 Shares. In addition, as of the Reporting Date, Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and together with WSC, WSCQP and WS International, the “WS Funds”) held in the aggregate 976,140 Shares and warrants to purchase up to 491,658 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP and the investment manager for WS International and HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Messrs. Reid S. Walker and G. Stacy Smith are principals of WS Capital. Additionally, as of the Reporting Date, WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") held in the aggregate 926,039 Shares and warrants to purchase up to 491,657 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Messrs. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Mr. Steven R. Becker may be deemed to beneficially own 2,391,536 Shares, or approximately 5.8% of the Shares deemed issued and outstanding as of the Reporting Date, (ii) Messrs. Reid S. Walker and G. Stacy Smith may be deemed to beneficially own 2,885,494 Shares, or approximately 6.9% of the Shares deemed issued and outstanding as of the Reporting Date, (iii) WS Capital and WSC Management may be deemed to beneficially own 1,467,798 Shares, or approximately 3.6% of the Shares deemed issued and outstanding as of the Reporting Date, and (iv) WSVM, WSV, and Mr. Patrick P. Walker may be deemed to beneficially own 1,417,696 Shares, or approximately 3.4% of the Shares deemed issued and outstanding as of the Reporting Date.

CUSIP No. 45104P104
1	NAME OF REPORTING PERSON: SRB Management, L.P. I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 0*
	6	SHARED VOTING POWER: 0*
	7	SOLE DISPOSITIVE POWER: 0*
	8	SHARED DISPOSITIVE POWER: 0*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%*
12	TYPE OF REPORTING PERSON IA/PN

* Based on information set forth on the Form 10-Q of Icagen, Inc. (the “Company”) as filed with the Securities and Exchange Commission on November 5, 2007, there were 40,733,948 shares of common stock, par value $0.001 per share (the “Shares”), of the Company issued and outstanding as of October 31, 2007. As of January 2, 2008 (the “Reporting Date”), SRB Greenway Capital, L.P. (“SRBGC”), SRB Greenway Capital (Q.P.), L.P. (“SRBQP”) and SRB Greenway Offshore Operating Fund, L.P. (“SRB Offshore,” and together with SRBGC and SRBQP, the “Greenway Funds”) held in the aggregate 1,464,410 Shares and warrants to purchase up to 737,487 Shares. SRB Management, L.P. (“SRB Management”) is the general partner of SRBGC, SRBQP and SRB Offshore. BC Advisors, LLC (“BCA”) is the general partner of SRB Management. Mr. Steven R. Becker is the sole principal of BCA. As a result, Mr. Becker possesses the sole power to vote and to direct the disposition of the Shares held by the Funds. In addition, as of the Reporting Date, Mr. Becker held 140,474 Shares and warrants to purchase up to 49,165 Shares. In addition, as of the Reporting Date, Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and together with WSC, WSCQP and WS International, the “WS Funds”) held in the aggregate 976,140 Shares and warrants to purchase up to 491,658 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP and the investment manager for WS International and HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Messrs. Reid S. Walker and G. Stacy Smith are principals of WS Capital. Additionally, as of the Reporting Date, WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") held in the aggregate 926,039 Shares and warrants to purchase up to 491,657 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Messrs. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Mr. Steven R. Becker may be deemed to beneficially own 2,391,536 Shares, or approximately 5.8% of the Shares deemed issued and outstanding as of the Reporting Date, (ii) Messrs. Reid S. Walker and G. Stacy Smith may be deemed to beneficially own 2,885,494 Shares, or approximately 6.9% of the Shares deemed issued and outstanding as of the Reporting Date, (iii) WS Capital and WSC Management may be deemed to beneficially own 1,467,798 Shares, or approximately 3.6% of the Shares deemed issued and outstanding as of the Reporting Date, and (iv) WSVM, WSV, and Mr. Patrick P. Walker may be deemed to beneficially own 1,417,696 Shares, or approximately 3.4% of the Shares deemed issued and outstanding as of the Reporting Date.

Item 1(a).	Name of Issuer: Icagen, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

4222 Emperor Boulevard, Suite 350
Durham, NC 27703

Item 2(a).	Name of Person Filing:

Steven R. Becker
BC Advisors, LLC
SRB Management, L.P.
WS Capital, L.L.C.
WS Capital Management, L.P.
WSV Management, L.L.C.
WS Ventures Management, L.P.
Reid S. Walker
G. Stacy Smith
Patrick P. Walker

Item 2(b).	Address of Principal Business Office or if none, Residence:

300 Crescent Court, Suite 1111
Dallas, Texas 75201

Item 2(c).	Citizenship:

Steven R. Becker	United States
BC Advisors, LLC	Texas
SRB Management, L.P.	Texas
WS Capital, L.L.C.:	Texas
WS Capital Management, L.P.:	Texas
WSV Management, L.L.C.:	Texas
WS Ventures Management, L.P.:	Texas
Reid S. Walker:	United States
G. Stacy Smith:	United States
Patrick P. Walker:	United States

Item 2(d).	Title of Class of Securities: Common stock, $0.001 par value per share

Item 2(e).	CUSIP Number: 45104P104

Item 3.	Not Applicable

Item 4.	Ownership:

(a)	Amount Beneficially Owned:

Steven R. Becker:	2,391,536*
BC Advisors, LLC	0*
SRB Management, L.P.	0*
WS Capital, L.L.C.:	1,467,798*
WS Capital Management, L.P.:	1,467,798*
WSV Management, L.L.C.:	1,417,696*
WS Ventures Management, L.P.:	1,417,696*
Reid S. Walker:	2,885,494*
G. Stacy Smith:	2,885,494*
Patrick P. Walker:	1,417,696*

(b)	Percent of Class:

Steven R. Becker:	5.8%*
BC Advisors, LLC	0.0%*
SRB Management, L.P.	0.0%*
WS Capital, L.L.C.:	3.6%*
WS Capital Management, L.P.:	3.6%*
WSV Management, L.L.C.:	3.4%*
WS Ventures Management, L.P.:	3.4%*
Reid S. Walker:	6.9%*
G. Stacy Smith:	6.9%*
Patrick P. Walker:	3.4%*

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Steven R. Becker	2,391,536*
BC Advisors, LLC	0*
SRB Management, L.P.	0*
WS Capital, L.L.C.:	0*
WS Capital Management, L.P.:	0*
WSV Management, L.L.C.:	0*
WS Ventures Management, L.P.:	0*

____________________________
* Based on information set forth on the Form 10-Q of Icagen, Inc. (the “Company”) as filed with the Securities and Exchange Commission on November 5, 2007, there were 40,733,948 shares of common stock, par value $0.001 per share (the “Shares”), of the Company issued and outstanding as of October 31, 2007. As of January 2, 2008 (the “Reporting Date”), SRB Greenway Capital, L.P. (“SRBGC”), SRB Greenway Capital (Q.P.), L.P. (“SRBQP”) and SRB Greenway Offshore Operating Fund, L.P. (“SRB Offshore,” and together with SRBGC and SRBQP, the “Greenway Funds”) held in the aggregate 1,464,410 Shares and warrants to purchase up to 737,487 Shares. SRB Management, L.P. (“SRB Management”) is the general partner of SRBGC, SRBQP and SRB Offshore. BC Advisors, LLC (“BCA”) is the general partner of SRB Management. Mr. Steven R. Becker is the sole principal of BCA. As a result, Mr. Becker possesses the sole power to vote and to direct the disposition of the Shares held by the Funds. In addition, as of the Reporting Date, Mr. Becker held 140,474 Shares and warrants to purchase up to 49,165 Shares. In addition, as of the Reporting Date, Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and together with WSC, WSCQP and WS International, the “WS Funds”) held in the aggregate 976,140 Shares and warrants to purchase up to 491,658 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP and the investment manager for WS International and HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Messrs. Reid S. Walker and G. Stacy Smith are principals of WS Capital. Additionally, as of the Reporting Date, WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") held in the aggregate 926,039 Shares and warrants to purchase up to 491,657 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Messrs. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Mr. Steven R. Becker may be deemed to beneficially own 2,391,536 Shares, or approximately 5.8% of the Shares deemed issued and outstanding as of the Reporting Date, (ii) Messrs. Reid S. Walker and G. Stacy Smith may be deemed to beneficially own 2,885,494 Shares, or approximately 6.9% of the Shares deemed issued and outstanding as of the Reporting Date, (iii) WS Capital and WSC Management may be deemed to beneficially own 1,467,798 Shares, or approximately 3.6% of the Shares deemed issued and outstanding as of the Reporting Date, and (iv) WSVM, WSV, and Mr. Patrick P. Walker may be deemed to beneficially own 1,417,696 Shares, or approximately 3.4% of the Shares deemed issued and outstanding as of the Reporting Date.

Reid S. Walker:	0*
G. Stacy Smith:	0*
Patrick P. Walker:	0*

(ii)	shared power to vote or to direct the vote:

Steven R. Becker	0*
BC Advisors, LLC	0*
SRB Management, L.P.	0*
WS Capital, L.L.C.:	1,467,798*
WS Capital Management, L.P.:	1,467,798*
WSV Management, L.L.C.:	1,417,696*
WS Ventures Management, L.P.:	1,417,696*
Reid S. Walker:	2,885,494*
G. Stacy Smith:	2,885,494*
Patrick P. Walker:	1,417,696*

(iii)	sole power to dispose or to direct the disposition of:

Steven R. Becker	2,391,536*
BC Advisors, LLC	0*
SRB Management, L.P.	0*
WS Capital, L.L.C.:	0*
WS Capital Management, L.P.:	0*
WSV Management, L.L.C.:	0*
WS Ventures Management, L.P.:	0*
Reid S. Walker:	0*
G. Stacy Smith:	0*
Patrick P. Walker:	0*

(iv)	shared power to dispose or to direct the disposition of:

Steven R. Becker	0*
BC Advisors, LLC	0*
SRB Management, L.P.	0*
WS Capital, L.L.C.:	1,467,798*
WS Capital Management, L.P.:	1,467,798*
WSV Management, L.L.C.:	1,417,696*
WS Ventures Management, L.P.:	1,417,696*

____________________________
* Based on information set forth on the Form 10-Q of Icagen, Inc. (the “Company”) as filed with the Securities and Exchange Commission on November 5, 2007, there were 40,733,948 shares of common stock, par value $0.001 per share (the “Shares”), of the Company issued and outstanding as of October 31, 2007. As of January 2, 2008 (the “Reporting Date”), SRB Greenway Capital, L.P. (“SRBGC”), SRB Greenway Capital (Q.P.), L.P. (“SRBQP”) and SRB Greenway Offshore Operating Fund, L.P. (“SRB Offshore,” and together with SRBGC and SRBQP, the “Greenway Funds”) held in the aggregate 1,464,410 Shares and warrants to purchase up to 737,487 Shares. SRB Management, L.P. (“SRB Management”) is the general partner of SRBGC, SRBQP and SRB Offshore. BC Advisors, LLC (“BCA”) is the general partner of SRB Management. Mr. Steven R. Becker is the sole principal of BCA. As a result, Mr. Becker possesses the sole power to vote and to direct the disposition of the Shares held by the Funds. In addition, as of the Reporting Date, Mr. Becker held 140,474 Shares and warrants to purchase up to 49,165 Shares. In addition, as of the Reporting Date, Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and together with WSC, WSCQP and WS International, the “WS Funds”) held in the aggregate 976,140 Shares and warrants to purchase up to 491,658 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP and the investment manager for WS International and HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Messrs. Reid S. Walker and G. Stacy Smith are principals of WS Capital. Additionally, as of the Reporting Date, WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") held in the aggregate 926,039 Shares and warrants to purchase up to 491,657 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Messrs. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Mr. Steven R. Becker may be deemed to beneficially own 2,391,536 Shares, or approximately 5.8% of the Shares deemed issued and outstanding as of the Reporting Date, (ii) Messrs. Reid S. Walker and G. Stacy Smith may be deemed to beneficially own 2,885,494 Shares, or approximately 6.9% of the Shares deemed issued and outstanding as of the Reporting Date, (iii) WS Capital and WSC Management may be deemed to beneficially own 1,467,798 Shares, or approximately 3.6% of the Shares deemed issued and outstanding as of the Reporting Date, and (iv) WSVM, WSV, and Mr. Patrick P. Walker may be deemed to beneficially own 1,417,696 Shares, or approximately 3.4% of the Shares deemed issued and outstanding as of the Reporting Date.

Reid S. Walker:	2,885,494*
G. Stacy Smith:	2,885,494*
Patrick P. Walker:	1,417,696*

Item 5.	Ownership of Five Percent or Less of a Class: Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not applicable.

Item 8.	Identification and Classification of Members of the Group: Not applicable.

Item 9.	Notice of Dissolution of Group: Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

____________________________
* Based on information set forth on the Form 10-Q of Icagen, Inc. (the “Company”) as filed with the Securities and Exchange Commission on November 5, 2007, there were 40,733,948 shares of common stock, par value $0.001 per share (the “Shares”), of the Company issued and outstanding as of October 31, 2007. As of January 2, 2008 (the “Reporting Date”), SRB Greenway Capital, L.P. (“SRBGC”), SRB Greenway Capital (Q.P.), L.P. (“SRBQP”) and SRB Greenway Offshore Operating Fund, L.P. (“SRB Offshore,” and together with SRBGC and SRBQP, the “Greenway Funds”) held in the aggregate 1,464,410 Shares and warrants to purchase up to 737,487 Shares. SRB Management, L.P. (“SRB Management”) is the general partner of SRBGC, SRBQP and SRB Offshore. BC Advisors, LLC (“BCA”) is the general partner of SRB Management. Mr. Steven R. Becker is the sole principal of BCA. As a result, Mr. Becker possesses the sole power to vote and to direct the disposition of the Shares held by the Funds. In addition, as of the Reporting Date, Mr. Becker held 140,474 Shares and warrants to purchase up to 49,165 Shares. In addition, as of the Reporting Date, Walker Smith Capital, L.P. (“WSC”), Walker Smith Capital (Q.P.), L.P. (“WSCQP”), Walker Smith International Fund, Ltd. (“WS International”) and HHMI Investments, L.P. (“HHMI” and together with WSC, WSCQP and WS International, the “WS Funds”) held in the aggregate 976,140 Shares and warrants to purchase up to 491,658 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP and the investment manager for WS International and HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Messrs. Reid S. Walker and G. Stacy Smith are principals of WS Capital. Additionally, as of the Reporting Date, WS Opportunity Fund, L.P. (“WSO”), WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and WS Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") held in the aggregate 926,039 Shares and warrants to purchase up to 491,657 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP and the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Messrs. Reid S. Walker, G. Stacy Smith and Patrick P. Walker are principals of WSV. As a result, WSVM, WSV, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Mr. Steven R. Becker may be deemed to beneficially own 2,391,536 Shares, or approximately 5.8% of the Shares deemed issued and outstanding as of the Reporting Date, (ii) Messrs. Reid S. Walker and G. Stacy Smith may be deemed to beneficially own 2,885,494 Shares, or approximately 6.9% of the Shares deemed issued and outstanding as of the Reporting Date, (iii) WS Capital and WSC Management may be deemed to beneficially own 1,467,798 Shares, or approximately 3.6% of the Shares deemed issued and outstanding as of the Reporting Date, and (iv) WSVM, WSV, and Mr. Patrick P. Walker may be deemed to beneficially own 1,417,696 Shares, or approximately 3.4% of the Shares deemed issued and outstanding as of the Reporting Date.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
January 2, 2008

/s/ Steven R. Becker
Steven R. Becker

BC ADVISORS, LLC

By: /s/ Steven R. Becker
Steven R. Becker, Member

SRB MANAGEMENT, L.P.

By: BC Advisors, LLC, its general partner

By: /s/ Steven R. Becker
Steven R. Becker, Member

WS CAPITAL, L.L.C.

By: /s/ Reid S. Walker
Reid S. Walker, Member

WS CAPITAL MANAGEMENT, L.P.

By: WS Capital, L.L.C., its general partner

By: /s/ Reid S. Walker
Reid S. Walker, Member

WSV MANAGEMENT, L.L.C.

By: /s/ Reid S. Walker
Reid S. Walker, Member

WS VENTURES MANAGEMENT, L.P.

By: WSV Management, L.L.C., its general partner

By: /s/ Reid S. Walker
Reid S. Walker, Member

/s/ Reid S. Walker
REID S. WALKER

/s/ G. Stacy Smith
G. STACY SMITH

/s/ Patrick P. Walker
PATRICK P. WALKER

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)